UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________
FORM 6-K
___________________________________
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 OR 15d-16
of the Securities Exchange Act of 1934

for the month of November 2023

Commission File Number: 001-40850
___________________________________
Exscientia plc
(Translation of registrant’s name into English)
___________________________________

The Schrödinger Building
Oxford Science Park
Oxford OX4 4GE
United Kingdom
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

OTHER EVENTS

On November 9, 2023, Exscientia plc (the “Company”) issued a press release announcing a business update and the Company’s third quarter 2023 financial results. The Company’s unaudited condensed consolidated financial statements as of and for the period ended September 30, 2023 are attached as Exhibit 99.1 and are incorporated by reference herein. The Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations is attached as Exhibit 99.2 and is incorporated by reference herein.

The information in the attached Exhibits 99.1 and 99.2 shall be deemed to be incorporated by reference into the Company’s registration statement on Form S-8 (File Number 333-260315) and the related prospectus, as such registration statement and prospectus may be amended from time to time, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

The press release is attached as Exhibit 99.3 and is incorporated by reference herein. The information in the attached Exhibit 99.3 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Unaudited Condensed Consolidated Financial Statements as of September 30, 2023 and 2022 and for the Three and Nine Months ended September 30, 2023 and 2022
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Nine Months ended September 30, 2023 and 2022
99.3	Press Release, dated November 9, 2023 Exscientia Business Update for Third Quarter 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXSCIENTIA PLC

Date:	November 9, 2023	By:	/s/ Andrew Hopkins
		Name:	Andrew Hopkins
		Title:	Chief Executive Officer

Exhibit 99.1
Exscientia plc

Unaudited Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income/ (Loss) for the three and nine months ended September 30, 2023 and 2022

		Three months ended September 30,		Nine months ended September 30,
		2023	2022	2023	2022
	Note	£’000	£’000	£’000	£’000
Revenue	4	8,882	6,298	17,649	20,410
Cost of sales		(6,742)	(9,188)	(21,468)	(23,761)
Gross profit/(loss)		2,140	(2,890)	(3,819)	(3,351)

Research and development expenses		(32,608)	(36,776)	(99,013)	(93,235)
General and administrative expenses		(11,141)	(10,310)	(33,689)	(30,189)
Foreign exchange gains		3,272	7,421	1,628	39,892
Loss on forward contracts	15	—	—	—	(11,287)
Other income	5	1,116	1,240	5,554	4,190
Operating loss	6	(37,221)	(41,315)	(129,339)	(93,980)

Finance income	7	4,436	2,148	12,213	2,660
Finance expenses		(263)	(89)	(799)	(216)
Share of loss of joint venture	12	(535)	(114)	(1,149)	(679)
Loss before taxation		(33,583)	(39,370)	(119,074)	(92,215)

Income tax benefit	8	2,369	3,894	14,246	12,571
Loss for the period		(31,214)	(35,476)	(104,828)	(79,644)

Other comprehensive income/(loss):
Items that may be reclassified to profit or loss
Foreign currency gain/(loss) on translation of foreign operations		546	1,295	(1,135)	2,312
Total other comprehensive income/(loss) for the period, net of tax		546	1,295	(1,135)	2,312

Total comprehensive loss for the period		(30,668)	(34,181)	(105,963)	(77,332)

Basic and diluted loss per share (£)	9	(0.25)	(0.29)	(0.85)	(0.65)

The above unaudited condensed consolidated statement of profit or loss and other comprehensive income/(loss) should be read in conjunction with the accompanying notes.

Exscientia plc

Unaudited Condensed Consolidated Statement of Financial Position as at September 30, 2023 and December 31, 2022

		September 30, 2023	December 31, 2022
	Note	£’000	£’000
ASSETS

Non-current assets
Goodwill	10	6,188	6,321
Other intangible assets, net	10	29,629	33,602
Property, plant and equipment, net	11	49,675	37,648
Investment in joint venture	12	64	—
Right-of-use assets, net	13	18,162	14,794
Other receivables	14	674	100
Investments in equity instruments	15	2,145	2,145
Deferred tax asset		668	1,008
Total non-current assets		107,205	95,618

Current assets
Trade receivables		20,026	523
Other receivables and contract assets	14	13,787	14,618
Current tax assets		42,501	33,023
Inventories		—	50
Short term bank deposits	15	257,329	101,234
Cash and cash equivalents		109,283	404,577
Total current assets		442,926	554,025

Total assets		550,131	649,643

EQUITY AND LIABILITIES

Capital and reserves
Share capital	16	62	61
Share premium		364,629	364,603
Deferred shares		—	—
Capital redemption reserve		3	3
Foreign exchange reserve		689	1,824
Share-based payment reserve		46,089	35,267
Fair value reserve		(199)	(199)
Merger reserve		54,213	54,213
(Accumulated losses)/retained earnings		(72,514)	23,106
Total equity attributable to owners of the parent		392,972	478,878

Exscientia plc

Unaudited Condensed Consolidated Statement of Financial Position as at September 30, 2023 and December 31, 2022 (continued)

		September 30, 2023	December 31, 2022
	Note	£’000	£’000
LIABILITIES

Non-current liabilities
Loans		306	313
Lease liabilities	13	15,692	10,942
Deferred tax liability, net		6,175	7,072
Contract liabilities and other advances	17	67,370	59,170
Provisions	18	1,260	1,243
Other payables	19	—	377
Total non-current liabilities		90,803	79,117

Current liabilities
Trade payables		10,314	30,740
Lease liabilities	13	2,304	2,641
Contract liabilities and other advances	17	22,531	38,812
Other payables	19	31,207	19,455
Total current liabilities		66,356	91,648

Total liabilities		157,159	170,765

Total equity and liabilities		550,131	649,643

The above unaudited condensed consolidated statement of financial position should be read in conjunction with the accompanying notes.

Exscientia plc

Unaudited Condensed Consolidated Statement of Changes in Equity for the three months ended September 30, 2023 and 2022

	Share capital	Share premium	Capital redemption reserve	Foreign exchange reserve	Share-based payment reserve	Fair value reserve	Merger Reserve	Retained earnings/ (accumulated losses)	Total equity
	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000

As at July 1, 2022	61	364,597	3	366	25,225	(199)	54,213	90,818	535,084

Loss for the period	—	—	—	—	—	—	—	(35,476)	(35,476)
Foreign exchange gain on translation of subsidiaries	—	—	—	1,295	—	—	—	—	1,295
Total comprehensive loss for the period	—	—	—	1,295	—	—	—	(35,476)	(34,181)

Share-based payment charge	—	—	—	—	10,113	—	—	—	10,113
Exercise of share-based payment awards	—	6	—	—	(5,992)	—	—	5,992	6
As at September 30, 2022	61	364,603	3	1,661	29,346	(199)	54,213	61,334	511,022

As at July 1, 2023	62	364,618	3	143	44,864	(199)	54,213	(46,432)	417,272

Loss for the period	—	—	—	—	—	—		(31,214)	(31,214)
Foreign exchange gain on translation of subsidiaries	—	—	—	546	—	—	—	—	546
Total comprehensive loss for the period	—	—	—	546	—	—	—	(31,214)	(30,668)

Share-based payment charge	—	—	—	—	6,357	—	—	—	6,357
Exercise of share-based payment awards	—	11	—	—	(5,132)	—	—	5,132	11
As at September 30, 2023	62	364,629	3	689	46,089	(199)	54,213	(72,514)	392,972

The above unaudited condensed consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Exscientia plc

Unaudited Condensed Consolidated Statement of Changes in Equity for the nine months ended September 30, 2023 and 2022

	Share capital	Share premium	Deferred Shares	Capital redemption reserve	Foreign exchange reserve	Share-based payment reserve	Fair value reserve	Merger Reserve	Retained earnings/ (accumulated losses)	Total equity
	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000

As at January 1, 2022	60	364,579	3	—	(659)	12,930	(199)	54,213	135,886	566,813

Loss for the period	—	—	—	—	—	—	—	—	(79,644)	(79,644)
Foreign exchange gain on translation of subsidiaries	—	—	—	—	2,320	(8)	—	—	—	2,312
Total comprehensive loss for the period	—	—	—	—	2,320	(8)	—	—	(79,644)	(77,332)

Share-based payment charge	—	—	—	—	—	23,799	—	—	—	23,799
Exercise of share-based payment awards	1	24	—	—	—	(7,375)	—	—	5,092	(2,258)
Cancellation of deferred shares	—	—	(3)	3	—	—	—	—	—	—
As at September 30, 2022	61	364,603	—	3	1,661	29,346	(199)	54,213	61,334	511,022

As at January 1, 2023	61	364,603	—	3	1,824	35,267	(199)	54,213	23,106	478,878

Loss for the period	—	—	—	—	—	—	—	—	(104,828)	(104,828)
Foreign exchange loss on translation of subsidiaries	—	—	—	—	(1,135)	—	—	—	—	(1,135)
Total comprehensive loss for the period	—	—	—	—	(1,135)	—	—	—	(104,828)	(105,963)

Share-based payment charge	—	—	—	—	—	20,150	—	—	—	20,150
Exercise of share-based payment awards	1	26	—	—	—	(9,328)	—	—	9,208	(93)
As at September 30, 2023	62	364,629	—	3	689	46,089	(199)	54,213	(72,514)	392,972

The above unaudited condensed consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Exscientia plc

Unaudited Condensed Consolidated Statement of Cash Flows for the nine months ended September 30, 2023 and 2022

		September 30, 2023	September 30, 2022
	Note	£’000	£’000
Cash flows from operating activities
Loss before tax		(119,074)	(92,215)
Adjustments to reconcile loss before tax to net cash flows from operating activities:
Depreciation of right-of-use assets	6	2,648	1,168
Depreciation of property, plant and equipment	11	5,018	2,176
Amortisation of intangible assets	10	3,499	3,462
Loss recognised from joint venture	12	1,149	679
Finance income	7	(12,213)	(2,660)
Finance expenses		799	216
R&D expenditure tax credits	5	(4,343)	(2,851)
Share-based payment charge	21	20,150	23,799
Foreign exchange gain		(1,363)	(31,815)

Changes in working capital:
(Increase)/decrease in trade receivables		(19,503)	829
Increase in other receivables and contract assets		(47)	(3,999)
(Decrease)/increase in contract liabilities and other advances		(8,081)	61,113
(Decrease)/increase in trade payables		(15,679)	10,626
Increase in other payables		12,553	10,861
Decrease in inventories		50	165

Interest received		6,857	1,822
Interest paid		(11)	(23)
R&D expenditure tax credits received		1,881	—
Income taxes received		7,015	3,172
Income taxes paid		(135)	—
Net cash flows used in operating activities		(118,830)	(13,475)

Cash flows from investing activities
Purchase of property, plant and equipment		(23,202)	(16,559)
Purchase of intangible assets	10	(189)	(42)
Additional investment in joint venture	12	(1,206)	(242)
Redemptions of short term bank deposits	15	102,350	—
Cash invested in short term bank deposits	15	(250,860)	(100,000)
Net cash flows used in investing activities		(173,107)	(116,843)

Exscientia plc

Unaudited Condensed Consolidated Statement of Cash Flows for the nine months ended September 30, 2023 and 2022 (continued)

		September 30, 2023	September 30, 2022
	Note	£’000	£’000
Cash flows from financing activities
Proceeds from issue of share capital, net of transactions costs		27	23
Cash paid on net settlement of share based payments	21	(121)	(2,283)
Payments of obligations under lease liabilities		(2,428)	(1,174)
Net cash flows used in financing activities		(2,522)	(3,434)

Net decrease in cash and cash equivalents		(294,459)	(133,752)
Exchange (loss)/gain on cash and cash equivalents		(835)	32,018
Cash and cash equivalents at the beginning of the year		404,577	562,173
Cash and cash equivalents at the end of the period		109,283	460,439

Supplemental disclosure of total cashflow information
Decrease in cash and cash equivalents		(294,459)	(133,752)
Increase in short term bank deposits		156,096	100,646
Exchange (loss)/gain on cash, cash equivalents		(835)	32,018
Net decrease in cash, cash equivalents and short term bank deposits including foreign exchange (losses)/gains		(139,198)	(1,088)

Supplemental disclosure of operating inflow information
Cash flow from collaborations		2,850	91,074
Amounts invoiced during the period		(22,141)	(86,488)
Foreign exchange gains on trade receivables		(212)	(3,757)
(Increase)/decrease in trade receivables		(19,503)	829

Supplemental non-cash investing information
Change in capital expenditures recorded within trade payables		4,747	679
Change in capital expenditures recorded within other payables		1,263	3,315

The above unaudited condensed consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2023 and 2022
1.General information

These unaudited condensed consolidated financial statements reflect the financial performance and position of Exscientia plc (the ‘Company’) and its subsidiaries (collectively the ‘Group’ or ‘Exscientia’) for the three and nine months ended September 30, 2023 and 2022.

Exscientia plc is a public company incorporated in England and Wales and has the following wholly owned subsidiaries: Exscientia (UK) Holdings Limited, Exscientia AI Limited, Exscientia Inc., Exscientia Ventures I, Inc., Exscientia Ventures II, Inc., Exscientia KK, Kinetic Discovery Limited and Exscientia GmbH as well as two 50% owned joint ventures: RE Ventures I, LLC (“RE Ventures”) and RE Ventures II, LLC.

The principal activity of the Group is that of the application of artificial intelligence (“AI”) and machine learning (“ML”) to the discovery and design of novel therapeutic compounds. Exscientia’s technology platform combines the best of human and computational capabilities to accelerate the process of designing novel, safe and efficacious compounds for clinical testing in humans.

1.Accounting policies

a)Basis of preparation

These unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2023 and 2022 have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”) as issued by the International Accounting Standards Board. The accounting policies and methods of computation applied in the preparation of the unaudited condensed consolidated financial statements are consistent with those applied in the Group’s annual financial statements for the year ended December 31, 2022 except for the estimation of income tax (see note 8).

The financial statements do not include all of the information required for annual financial statements and should be read in conjunction with the consolidated financial statements of the Group for the year ended December 31, 2022.

The financial statements have been prepared on the historical cost basis, with the exception of certain financial instruments which are measured at fair value.

The financial statements and footnotes have been presented in pounds sterling. This is the functional currency of the Company, being the currency of the primary economic environment in which the Company operates, and the presentational currency of the Group. All values are rounded to the nearest thousand pound (“£’000”) except where otherwise indicated.

These unaudited condensed consolidated financial statements were prepared at the request of the Group’s Board of Directors (the “Board”) to meet regulatory and contractual commitments and were approved by the Board on November 7, 2023 and signed on its behalf by Andrew Hopkins, Chief Executive Officer of the Group.

b)Basis of consolidation

These unaudited condensed consolidated Group financial statements consolidate the financial statements of Exscientia plc and all its subsidiary undertakings made up to September 30, 2023.

c)Going concern

As at September 30, 2023, the Group’s cash, cash equivalents and short-term bank deposits amounted to £366,612,000. The Group has incurred significant research and development expenses from the start of the Group’s activities, with net cash outflows from operating activities amounted to £118,830,000 for the nine months ended September 30, 2023.

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2023 and 2022
2.Accounting policies (continued)

c)Going concern (continued)

Taking into account the Group’s cash, cash equivalents and short-term bank deposits as at September 30, 2023, the Board believes that the Group has sufficient financial resources to cover its planned cash outflows for the foreseeable future, being a period of at least twelve months from the date of issuance of these financial statements.

As the Group has concluded that there is no substantial doubt about its ability to continue as a going concern within one year of the issuance of these financial statements, the Group has prepared these financial statements under the going concern assumption.

d)Application of new and revised International Financial Reporting Standards (IFRSs)

There have been no new or revised accounting standards that have had a material impact on the unaudited condensed consolidated financial statements relative to those applied within the consolidated financial statements of the Group for the year ended December 31, 2022. Any new accounting standards implemented were assessed and determined to be either not applicable or did not have a material impact on the interim financial statements.

e)Significant accounting policies

The significant accounting policies are disclosed in the consolidated financial statements of the Group for the year ended December 31, 2022. There have been no changes to existing accounting policies for the three and nine months ended September 30, 2023.

3.Critical accounting estimates and judgements

The preparation of the financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions. These judgements, estimates and assumptions affect the reported assets and liabilities as well as income and expenses in the financial period.

The estimates are based on information available when the consolidated financial statements are prepared, historical experience and various other factors which are believed to be reasonable under the circumstances, the results of which form the basis of making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources.

The significant estimates and judgements made by management in applying the Group’s accounting policies are the same as those applied in the consolidated financial statements for the year ended December 31, 2022.

Existing circumstances and assumptions about future developments may change due to market changes or circumstances arising that are beyond the Group’s control. Hence, estimates may vary from the actual values. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or the period of revision and future periods if this revision affects both current and future periods.

4.Revenue

Revenue recognised during the three and nine months ended September 30, 2023 and 2022 relates to collaboration agreements with Bristol Myers Squibb Company (“BMS”), Celgene Switzerland LLC (“Celgene”) (a company acquired by BMS subsequent to the inception of the collaboration), Bayer AG (“Bayer”), Sanofi S.A. (“Sanofi”) and legacy contracts operated by the Group’s Austrian subsidiary. The proportion of revenue by customer in each period is as follows:

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2023 and 2022
4.Revenue (continued)

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
	%	%	%	%
BMS (including Celgene)	86	77	78	83
Sanofi	14	18	21	8
Bayer	—	—	—	6
Others	—	5	1	3
	100	100	100	100

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
	£’000	£’000	£’000	£’000
Service fees	—	334	104	670
Licensing fees - recognised over time	8,882	5,964	17,545	19,740
Total Revenue	8,882	6,298	17,649	20,410

Revenue is recognised upon the satisfaction of performance obligations, which occurs when control of the service transfers to the customer. For obligations discharged over time, the Group recognises revenue equal to recoverable costs incurred for new collaborations from their inception until such time as the collaboration is sufficiently progressed such that the Group can reliably estimate the level of profit that will be achieved from delivery of the related performance obligations. Where collaborations include significant variable consideration which is constrained at the inception of the arrangement this can lead to gross losses being recognised during the early stages of a contract.

All revenues during the three and nine months ended September 30, 2023 and 2022 relate to obligations discharged over time, and input methods are utilised in order to estimate the extent to which the performance obligations have been satisfied at the end of the reporting period based upon costs incurred, which can be internal or third party in nature.

On January 4, 2022 the Group entered into a strategic research collaboration with Sanofi to develop an AI-driven pipeline of precision engineered medicines. Research is focused on up to 15 novel small molecule candidates across oncology and immunology, in relation to which the Group received an up-front cash payment of £74,242,000 ($100,000,000) with the potential of $5,200,000,000 in total milestones plus tiered royalties over the duration of the collaboration.

On March 11, 2022, BMS extended its first collaboration arrangement with the Group by six months in order to generate additional data including the use of translational capabilities for key targets under the collaboration using the Group’s precision medicine platform, in relation to which the Group received a cash payment of $5,000,000. The term extension payment was treated as an addition to the transaction price relating to the collaboration’s partially unsatisfied performance obligations relating to the design and development of candidates for collaboration targets, with a cumulative recognition of revenue at that date based upon the progress towards satisfaction of the related performance obligations in accordance with paragraph 21b of IFRS 15. The remaining element of the transaction price was recognised as revenue over the remainder of 2022 as the performance obligations were satisfied.

On July 27, 2023 the Group and Sanofi S.A. entered into an amendment to the collaboration agreement executed between the parties on January 4, 2022, pursuant to which certain terms, including with respect to certain target substitution and milestone payments, relating to targets under the collaboration were amended. There was no change to the overall contract transaction price as a result of the amendment, and no significant adjustment to revenue recognised on partially satisfied performance obligations as at the amendment date.

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2023 and 2022
4.Revenue (continued)

On September 19, 2023 the Group and the Healthcare Business of Merck KGaA, Darmstadt, Germany (“Merck KGaA, Darmstadt, Germany”), entered into a collaboration agreement focused on the discovery of novel small molecule drug candidates across oncology, neuroinflammation and immunology using Exscientia’s AI-driven precision drug design and discovery capabilities. Three potential first-in-class or best-in-class targets have been identified as the initial focus of the partnership, in relation to which the Group will receive an up-front cash payment of $20,100,000, with the potential of up to $674,000,000 in discovery, development, regulatory and sales-based milestones in addition to royalty payments on net sales.

On September 27, 2023 the Group received confirmation of the achievement of a research milestone in the Group’s collaboration with Sanofi for its first inflammation and immunology target, in relation to which it will receive a cash payment of $4,000,000. Until achievement, this milestone was treated as constrained variable consideration relating to the drug design work undertaken in relation to the associated project, and as such it has been added to the transaction price for the related partially satisfied performance obligation from the current quarter, with revenue recognised as the performance obligation is satisfied.

Included within revenues during the three months ended September 30, 2023 are amounts totalling £6,859,000 relating to non-refundable upfront payments on projects under the Group’s ongoing collaboration with BMS which have been recognised as revenue during the quarter as it has been mutually determined not to proceed with further development of these projects and prioritise others within the collaboration.

The Group has assessed its significant collaboration arrangements with commercial partners and determined that no provision for future operating losses is required as at September 30, 2023, after taking into account expected future cash inflows and remaining contract liability amounts for each collaboration relative to the remaining unavoidable costs of meeting the respective contracts’ obligations in each instance.

5.Other Income

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
	£’000	£’000	£’000	£’000
Grant income	218	468	1,211	1,339
R&D expenditure credits	898	772	4,343	2,851
	1,116	1,240	5,554	4,190

As at December 31, 2022 the Group operated four grants consisting of a European governmental grant, a grant from the Gates Foundation, a grant from the Austrian Research Promotion Agency (“FFG”) and a grant from the Austrian Wirtshaftsservice, with the EU governmental grant ending in April 2023. Of the grants in operation as at September 30, 2023, the grant with the Gates Foundation provides reimbursement for certain personnel, consumables and overhead costs incurred in the performance of research and development activities, while the FFG grant relates to the early stage testing of a drug’s action in solid tumour patient samples with high content microscopy and deep-learning. The Austrian Wirtshaftsservice grant provides funding in respect of capital investments made in the period from August 2020 to the end of February 2022.

As at September 30, 2023 all amounts relating to the above grants had been received (December 31, 2022: £561,000 outstanding).

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2023 and 2022
6.Operating Loss

Operating loss for the three and nine months ended September 30, 2023 and 2022 has been arrived at after charging/(crediting):

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
	£’000	£’000	£’000	£’000
Depreciation of property, plant and equipment	2,329	901	5,018	2,176
Depreciation of right-of-use assets	874	461	2,648	1,168
Amortisation of intangible assets	1,173	1,179	3,499	3,462
Research and development expenses	32,608	36,776	99,013	93,235
Foreign exchange gains	(3,272)	(7,421)	(1,628)	(39,892)
Loss on forward contracts	—	—	—	11,287
Share-based payment charge	6,357	10,113	20,150	23,799

7.Finance Income

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
	£’000	£’000	£’000	£’000
Bank interest income	4,436	2,148	12,213	2,660
	4,436	2,148	12,213	2,660

See note 15 for details of the various short-term bank deposit transactions entered into by the Group over the nine month periods ended September 30, 2023 and 2022 respectively.

8.Taxation

The Group’s income tax credit is recognised at an amount determined by multiplying the loss before taxation for the interim reporting period by the Group’s best estimate of the weighted average annual income taxation rate expected for the full financial year, adjusted for the tax effect of certain items recognised in full in the interim period. As such, the effective tax rate in the interim financial statements may differ from the Group’s estimate of the effective tax rate for the annual financial statements.
The Group benefits from the United Kingdom’s small-and-medium enterprises research and development tax credit regime (“SME Programme”) and was able to surrender some of its losses for a cash rebate of up to 33.35% of expenditures related to eligible research and development projects up to April 1, 2023. The SME Programme cash rebate rate has reduced to 18.6% for qualifying research and development expenditure incurred on or after April 1, 2023.

The Group’s consolidated effective tax rate in respect of continuing operations for the three and nine months ended September 30, 2023 was 7.05% and 11.96% (2022: 9.89% and 13.63%). The decrease in the effective tax rate for the three months ended September 30, 2023 is attributable to the impact of the change in SME Programme cash rebate rate described above.

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2023 and 2022
9.Loss per share

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Basic and Diluted loss for the period (£)	(31,214,000)	(35,476,000)	(104,828,000)	(79,644,000)
Basic and diluted weighted average number of shares	124,511,492	122,674,016	123,844,172	121,851,437
Basic and diluted loss per share (£)	(0.25)	(0.29)	(0.85)	(0.65)

Basic loss per share is calculated in accordance with IAS 33 based on earnings attributable to the Company’s shareholders and the weighted average number of shares outstanding during the period.

The Company issues performance share options, share options, restricted share units (“RSUs”) and performance share units (“PSUs”) to employees, upon the exercise of which ordinary shares are issued. Inclusion of these awards would have an anti-dilutive effect on the loss per share due to the loss incurred during the period, therefore basic and diluted loss per share are the same.

10.Goodwill and other intangible assets

During the nine months ended September 30, 2023 the Group acquired assets at a cost of £189,000 relating to computer software. There were no disposals in the period. The amortisation charge for the period of £3,499,000 consisted of £35,000 relating to computer equipment, £11,000 relating to patents and £3,452,000 relating to acquired intellectual property. The residual movement in the net book value of goodwill and intangible assets relates to the foreign currency translation of assets relating to the Group’s Austrian business. No impairment charge was recognised in the period.

11.Property, plant and equipment

During the nine months ended September 30, 2023, the Group acquired assets at a cost of £17,192,000, of which £12,488,000 related to assets under construction, primarily relating to leasehold improvements and automation equipment at the Group’s premises in Milton Park, Oxfordshire, £434,000 were additions to leasehold improvements, £129,000 were additions to computer equipment, £153,000 were additions to office furniture and equipment and £3,988,000 were additions to plant and equipment, primarily laboratory equipment. The depreciation charge for the period was £5,018,000.

During the nine months ended September 30, 2023, £18,392,000 was transferred from assets under construction to leasehold improvements which constituted costs relating to the fit-out of premises leased by the Group. An additional £8,709,000 was transferred from assets under construction to plant and equipment for assets now installed; primarily at our premises in Milton Park.

During the nine months ended September 30, 2023, the group disposed of assets relating to plant and equipment, creating a loss on disposal of £2,000.

12.Investments in joint ventures and joint operations

During the nine months ended September 30, 2023, the Group made £1,206,000 in capital contributions to its joint venture with RallyBio, RE Ventures (nine months to September 30, 2022: £242,000).

The Group’s share of the loss incurred by the joint venture during the three and nine months ended September 30, 2023 totalled £535,000 and £1,149,000 respectively (September 30, 2022: £114,000 and £679,000).

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2023 and 2022
12.Investments in joint ventures and joint operations (continued)

There were no transactions with the Group’s other joint venture with RallyBio, RE Ventures II, LLC, during the nine months ended September 30, 2023 (nine months to September 30, 2022: £nil). The Group’s interests in joint operations are disclosed in the consolidated financial statements for the year ended December 31, 2022.

13.Leases

All right-of-use assets relate to leased premises. As at January 1, 2023 the Group had right-of-use assets relating to ten pre-existing lease agreements pertaining to four properties in the United Kingdom and one in Austria.

The Group entered into two seven-year lease arrangements in relation to laboratory and office space in Vienna, Austria on September 3, 2021. The lease term for the office space commenced on December 1, 2022, expiring in December 2029. The lease term for the laboratory space commenced on January 26, 2023. Annually from January, each year lease payments will be indexed based on the consumer price index rate as published by STATISTIK AUSTRIA at September of the preceding year.

On July 1, 2022 the Group entered into a lease arrangement in relation to premises in Boston, Massachusetts, United States. The lease commenced on January 23, 2023 and expires on June 23, 2033.

Right-of-use assets totalling £6,147,000 were recognised in relation to these leases during the nine months ended September 30, 2023.

In December 2022, the Group entered into a lease arrangement in relation to premises in Miami, Florida, United States. The lease commencement date, being the date at which the landlord makes the premises available to the Group, is currently expected to transpire during the fourth quarter of 2023, with the lease expiring on June 1, 2034. No right-of-use asset has been recognised as at September 30, 2023 as the space is not yet available for use. Total minimum lease commitments of £3,172,000 are payable under this arrangement.

On May 23, 2023, the Group exited a lease pertaining to part of its leased premises in Dundee, United Kingdom, resulting in a disposal of right-of-use asset of £157,000.

The undiscounted lease liability contractual maturities as at September 30, 2023 and December 31, 2022 are as follows:

	September 30, 2023	31 December 2022
	£'000	£'000
Within one year	3,223	2,641
One to five years	13,669	9,682
More than 5 years	4,709	3,930
	21,601	16,253

14.Other receivables

Current other receivables and contract assets

	September 30, 2023	December 31, 2022
	£’000	£’000
VAT recoverable	2,223	3,040
Prepayments	5,997	5,935
Contract assets and accrued grant income	—	176
Accrued bank interest	442	746
Other receivables	5,125	4,721
	13,787	14,618

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2023 and 2022
14.Other receivables (continued)

Non-current other receivables

	September 30, 2023	December 31, 2022
	£’000	£’000
Other receivables	674	100
	674	100

Non-current other receivables relate to deposits on leased premises; due back at the end of the respective lease terms.

A reconciliation of the movement in contract assets for the Group is as follows:

	January 1, 2023	Recognised as income	Deductions	September 30, 2023
	£’000	£’000	£’000	£’000
Collaboration contract assets	—	—	—	—
Grants	176	117	(293)	—
Total contract assets and accrued grant income	176	117	(293)	—

	January 1, 2022	Recognised as income	Deductions	Foreign exchange	December 31, 2022
	£’000	£’000	£’000	£’000	£’000
Grants	126	171	(143)	22	176
Collaboration contract assets	179	(69)	(110)	—	—
Total contract assets and accrued grant income	305	102	(253)	22	176

15.Fair value measurement of financial instruments

This note provides an update on the judgements and estimates made by the Group in determining the fair values of financial instruments since the last annual financial report.

Nature of financial instruments recognised and measured at fair value
GT shares

During the nine months ended September 30, 2023 the Group’s only financial instrument measured at fair value consisted of unlisted equity securities comprising of ordinary and preference shares in GT Apeiron Therapeutics, which were acquired in March 2021 and in relation to which the Group has taken the election provided within IFRS 9 to recognise fair value gains and losses within Other Comprehensive Income.

Unobservable market data was available to the Group as at September 30, 2022 in the form of a recent arms-length transaction involving equity instruments of the entity in question, and the fair value of the Group’s investment was established with reference to that transaction. Nothing has come to the Company’s attention which would suggest that the value of the investment requires material impairment or revaluation as at September 30, 2023.

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2023 and 2022
15.Fair value measurement of financial instruments (continued)

Foreign exchange forward contracts

During the nine months ended September 30, 2022, the Group entered into a series of forward contracts of under three months duration whereby a commitment was made to exchange US dollars for a fixed number of pounds sterling in order to hedge the Group’s exposure to foreign exchange rate fluctuations. All such transactions were settled during the quarter ended June 30, 2022 for a cumulative loss of £11,287,000. No such transactions were entered into during the three and nine months ended September 30, 2023, and the Group does not use derivative financial instruments for speculative purposes.

Fair value measurements using significant unobservable inputs (level 3)- equity investments at FVOCI

Unlisted equity securities
£’000
Opening balance as at January 1, 2023	2,145
Gain/(loss) recognised in other comprehensive income	—
Closing balance as at September 30, 2023	2,145

The Group did not measure any financial assets or financial liabilities at fair value on a non-recurring basis as at September 30, 2023 other than the equity investment above. There have been no transfers between levels 2 and 3 and changes in valuation techniques during the period.

Other financial instruments

On June 21, 2022, the Group invested £100,000,000 into a 12-month short term deposit with an F1+ rated UK financial institution. The short term bank deposit accrued interest at a rate of 2.35% and was classified as a financial asset measured at amortised cost. The investment was redeemed on June 21, 2023.

On March 24, 2023, the Group invested £150,000,000 into a 9-month short term deposit with an F1 rated financial institution. On August 11, and August 16, 2023, the Group invested £45,000,000 and £25,000,000 respectively into two 6-month short term deposits with an F1 rated financial institution. On July 27, 2023 the Group invested $40,000,000 into a 6-month short term deposit with an F1+ rated financial institution. These short term bank deposits accrue interest at 4.8%, 5.4%, 5.4% and 5.2% respectively and have been classified as financial assets measured at amortised cost.

The Group measures expected credit losses over cash and cash equivalents as a function of individual counterparty credit ratings and associated 12 month default rates. Expected credit losses over cash and cash equivalents and third-party financial derivatives are deemed to be immaterial and no such loss has been experienced during the quarter ended September 30, 2023. The Group also has a number of other financial instruments which are not measured at fair value in the balance sheet consisting of trade receivables, trade and other payables and other loans. For these instruments, the fair values are not materially different to their carrying amounts, since the interest receivable/payable is either close to current market rates or the instruments are short-term in nature.

16.Share capital

	September 30, 2023	December 31, 2022
	£	£
Issued and fully paid share capital
124,939,686 (2022: 122,963,545) Ordinary shares of £0.0005 each	62,470	61,482
	62,470	61,482

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2023 and 2022
16.Share capital (continued)

Shares authorised and issued (number)

	December 31, 2022	Exercise of share-based payment awards	Issue of Shares	September 30, 2023
Ordinary shares	122,963,545	1,976,138	3	124,939,686
	122,963,545	1,976,138	3	124,939,686

A total of 1,976,138 shares were issued upon the exercise of share-based payment awards during the nine months ended September 30, 2023; see note 21 for further details. A total of 3 shares were issued to employees for consideration equal to their nominal value during the nine months ended September 30, 2023.

Rights of share classes

Holders of ordinary shares are entitled to one vote per share at a show of hands meeting of the Company and one vote per share on a resolution on a poll taken at a meeting and on a written resolution.

17.Contract liabilities and other advances

	Within one year		More than one year
	September, 30	December 31,	September, 30	December 31,
	2023	2022	2023	2022
	£’000	£’000	£’000	£’000
Contract liabilities
Revenue generating collaborations	22,418	29,433	67,370	58,451
Total contract liabilities	22,418	29,433	67,370	58,451

Other advances
Grants	113	959	—	—
Joint Operations	—	8,420	—	719
Total other advances	113	9,379	—	719

Total contract liabilities and other advances	22,531	38,812	67,370	59,170

A reconciliation of the movement in contract liabilities and other advances for the nine months ended September 30, 2023 is as follows:

	January 01, 2023	Additions	Recognised in the income statement	Transferred to other payables	Foreign exchange	September 30, 2023
	£’000	£’000	£’000	£’000	£’000	£’000
Grants	959	246	(1,089)	—	(3)	113
Revenue generating collaborations	87,884	19,512	(17,607)	—	(1)	89,788
Joint operations	9,139	—	(2,034)	(7,105)	—	—
Total contract liabilities and other advances	97,982	19,758	(20,730)	(7,105)	(4)	89,901

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2023 and 2022
17.Contract liabilities and other advances (continued)

Additions to contract liabilities relating to revenue generating collaborations during the three months ended September 30, 2023 include £16,238,000 ($20,100,000) invoiced to Merck KGaA, Darmstadt, Germany relating to the collaboration initiated with that counterparty on September 19, 2023, and £3,274,000 ($4,000,000) invoiced to Sanofi in relation to the achievement of a research milestone as set out in note 4.

The Group’s collaboration with EQRx International, Inc. (“EQRx”) was ended on October 9, 2023 following the announcement of the acquisition of EQRx by Revolution Medicines Inc., at which point it was agreed that the Group would return the agreed unspent funds advanced to it by EQRx at the initiation of the collaboration in complete satisfaction of the Group’s financial obligations under the collaboration agreement. As part of the arrangement, the Group obtained full and exclusive rights to all intellectual property on the three initial targets that was created during the collaboration.

The Group’s management considers this to be an adjusting post-period event, and accordingly the Group has recorded a transfer of £7,105,000 from other advances to other payables as at September 30, 2023.

The Group expects to recognise its contract liabilities relating to revenue generating collaborations over the terms of the related collaborations, the longest of which extends to December 2027. As at December 31, 2022, the Group expected to recognise its contract liabilities relating to revenue generating collaborations over the period to December 2027. The ageing presented above reflects the Group’s best estimate of when contract liability and other advance amounts will be utilised based upon when the underlying costs to be incurred in the delivery of the related projects are expected to be incurred.

A reconciliation of the movement in contract liabilities and other advances for the year ended December 31, 2022 is as follows:

	January 01, 2022	Additions	Recognised in the income statement	Foreign exchange	December 31, 2022
	£’000	£’000	£’000	£’000	£’000
Grants	1,889	715	(1,648)	3	959
Revenue generating collaborations	28,946	85,700	(26,769)	7	87,884
Joint operations	15,486	—	(6,347)	—	9,139
Total contract liabilities and other advances	46,321	86,415	(34,764)	10	97,982

18.Provisions

At September 30, 2023, a provision of £1,260,000 (December 31, 2022: £1,243,000) existed in respect of the Group’s obligation to restore alterations made on leased space within three (December 31, 2022: three) of the Group’s leasehold properties. The required work for the spaces is expected to be completed between 2024 and 2031.

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2023 and 2022
19.Other payables

Current other payables

	September 30, 2023	December 31, 2022
	£’000	£’000
Accruals	18,027	15,801
Other payables	8,785	814
Other taxation and social security	4,305	2,830
Corporation tax	90	10
	31,207	19,455

Included within other payables as at September 30, 2023 is an amount of $8,750,000 which was repaid to EQRx on October 9, 2023 as detailed in note 17.

Non-current other payables

	September 30, 2023	31 December, 2022
	£’000	£’000
Other payables	—	377
	—	377

20.Related party transactions

Following the Group’s IPO on October 5, 2021 the Group has no related parties other than joint ventures in accordance with the IAS 24 definition who are not key management personnel of the Group (whose remuneration is disclosed annually), and as such there are no disclosable related party transactions during either the nine months ended September 30, 2023 or 2022. See note 12 for details of the Group’s transactions with joint ventures during the nine months ended September 30, 2023 and 2022.

21.Share based payments

From April 2022, the Company has issued all share options, performance share options, RSUs and PSUs to employees and non-employee members of the Board of Directors under the 2021 Equity Incentive Plan (“EIP”). All awards prior to that date were issued under the following legacy plans:

–Enterprise Management Incentive (“EMI”) Scheme
–Company Share Ownership Plan (“CSOP”)
–Unapproved Share Ownership Plan (“USOP”)

Total share-based remuneration expenses relating to share options, performance share options, RSUs, PSUs and the equity securities issued upon the acquisition of a subsidiary undertaking (the clawback shares, as detailed in note 31 of the consolidated financial statements of the Group for the year ended December 31, 2022) amounted to £20,150,000 during the nine months ended September 30, 2023 (nine months ended September 30, 2022: £23,799,000).

Total share-based remuneration expenses for the three months ended September 30, 2023 amounted to £6,357,000 (three months ended September 30, 2022: £10,113,000).

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2023 and 2022
21.Share based payments (continued)

The following table represents the share-based payment expense by award type for the three and nine months ended September 30, 2023 and 2022:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
	£’000	£’000	£’000	£’000
Share options	3,853	5,758	12,439	14,619
Performance share options	838	1,705	2,149	2,528
PSUs	192	142	521	279
RSUs	1,067	1,581	3,522	3,000
Clawback shares	407	927	1,519	3,373
	6,357	10,113	20,150	23,799

Share Options

Share options are granted to employees and non-executive directors of the Group. These options typically vest in tranches over four years, with the only vesting condition relating to continued employment by the Group. Information with respect to share options for the nine months ending September 30, 2023 is as follows:

	Number of share options	Weighted average exercise price
Options held as at January 1, 2023	9,809,788	£0.04
Granted	2,946,265	£0.15
Exercised	(1,653,473)	£0.02
Forfeited	(671,342)	£0.01
Options held as at September 30, 2023	10,431,238	£0.08

Exercisable as at September 30, 2023	4,892,665	£0.07

A Black-Scholes model has been used to calculate the fair value of the share options as at the grant date, with the following weighted average values for the nine months ended September 30, 2023:

Exercise price	£0.0005
Expected life	6.0 years
Expected volatility	95.7%
Risk-free rate	3.10%
Expected dividend rate	—
Fair value	£4.22
The fair value of the underlying ordinary shares is equal to the closing share price at the grant date converted at the prevailing exchange rate at that date. The risk-free rate is determined by reference to the rate of interest obtainable from US Government Bonds over a period commensurate with the expect term of the options. Expected volatility has been set with reference to the Group's own share price volatility over the period from the Company’s IPO to the award grant date and peer group analysis. The expected life of the options has been set equal to the mid-point between the vesting date and the expiry date of the award in question.

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2023 and 2022
21.Share based payments (continued)

Performance Share Options
Performance share units are granted to certain executive officers of the group on an annual basis, and contain market based performance conditions relating to total shareholder return as well as a continued employment vesting requirement. These awards vest in tranches over three years. Information with respect to performance share options for the nine months ending September 30, 2023 is as follows:

	Number of share options	Weighted average exercise price
Options held as at January 1, 2023	877,704	£0.00
Granted	1,350,482	£0.00
Exercised	(39,304)	£0.00
Forfeited	(239,192)	£0.00
Options held as at September 30, 2023	1,949,690	£0.00

Exercisable as at September 30, 2023	—	£0.00
A Monte Carlo model has been used to calculate the fair value of the performance options as at the grant date, with the following weighted average values for the nine months ended September 30, 2023:

Exercise price	£0.0005
Expected life	3.0 years
Expected volatility	88.6%
Risk-free rate	3.59%
Expected dividend rate	—
Fair value	£3.33
The fair value of the underlying ordinary shares is equal to closing share price at the grant date converted at the prevailing exchange rate at that date. The risk-free rate is determined by reference to the rate of interest obtainable from US Government Bonds over a period commensurate with the expect term of the options. Expected volatility has been derived as the weighted average volatility of comparator companies who have been listed for a period commensurate with the expected term prior to the grant date, and the expected life of the options has been set equal to the mid-point between the vesting date and the expiry date of the award in question.

Performance Share Units

Performance share options are granted to certain executive officers of the group on an annual basis, and contain market based performance conditions relating to total shareholder return as well as a continued employment vesting requirement. These awards vest in tranches over three years. Information with respect to performance share units for the nine months ending September 30, 2023 is as follows:

Number of PSUs
PSUs held as at January 1, 2023	146,285
Granted	342,548
PSUs held as at September 30, 2023	488,833

A Monte Carlo model has been used to calculate the fair value of the performance share units as at the grant date, with the same model inputs as detailed for the performance share options above.

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2023 and 2022
21.Share based payments (continued)

Restricted Share Units

The Group operates a RSU scheme, whereby certain employees and directors receive RSUs held over ordinary shares in the Company. These units are non-transferable and subject to forfeiture for periods prescribed by the Company. These awards are valued at the market value of the underlying shares at the date of grant and are subsequently amortised over the periods during which the restrictions lapse, typically four years. The awards expire on the cessation of the participant’s employment with the Group. Information with respect to restricted share units for the nine months ending September 30, 2023 is as follows:

Number of RSUs
RSUs held as at 1 January 2023	759,696
Granted	711,796
Released	(317,980)
Forfeited	(18,064)
RSUs held as at 30 September 2023	1,135,448

The weighted average grant date fair value per unit of the RSUs granted in the three and nine months to September 30, 2023 was £4.35. The weighted average remaining contractual life of the outstanding awards as at September 30, 2023 was 8.9 years.

During the nine months ended September 30, 2023, 53,566 awards were released via a net settlement arrangement, with 27,098 shares issued and £121,000 paid by the Company in order to settle related employee tax obligations. The payment made has been recognised within retained earnings.

22.Commitments

The Group has capital expenditure contracted for but not recognised as liabilities as at September 30, 2023. The expenditure is as follows:

September 30, 2023
£’000
Plant and equipment	1,624
Computer software	19
Computer equipment	16
Leasehold improvements	2,107
3,766

Gates Foundation private placement commitment

Concurrent with the Company’s IPO on October 5, 2021, the Company completed a private placement to the Gates Foundation as detailed in note 21 of the consolidated financial statements of the Group for the year ended December 31, 2022. Under the terms of the Company’s agreement with the Gates Foundation, the Group is committed to spending $70,000,000 over a four-year period to the research, discovery, and development of small molecule anti-infective therapeutics for future pandemic preparedness, with a specific focus on developing therapeutics that can be applied against multiple species of coronaviridae, influenza, and paramyxoviridae (the “Pandemic Preparedness Program”).

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2023 and 2022
22.Commitments (continued)

The Group had incurred £8,839,000 relating to the Pandemic Preparedness Program as at September 30, 2023 (December 31, 2022: £6,459,000), with a total outstanding commitment of £42,647,000 (December 31, 2022: £45,027,000).

In the event that the Group is in breach of certain terms within the agreement, the Gates Foundation has the right to sell, or require the Group to buy-back, any shareholdings in the Group held by the Foundation at the higher of the public offering price and the market value of the shares at the date of default. Should such a breach occur or should the Company enter bankruptcy, the Gates Foundation also has the exclusive right to utilise an exclusive global license granted as part of the agreement in relation to any intellectual property generated by the Group pertaining to the Pandemic Preparedness Program for the benefit of people in certain developing countries. The default conditions are within the control of the Group and the license in question cannot be utilised unless such a default occurs or the Group enters bankruptcy. As such, no fair value has been assigned to this license.

23.Ultimate Parent and Controlling Party

Exscientia plc is the ultimate parent company of the Group. There is no ultimate controlling party.

24.Events occurring after the reporting period

The Group’s collaboration with EQRx was ended on October 9, 2023 following the announcement of the acquisition of EQRx by Revolution Medicines Inc., at which point it was agreed that the Group would return the unspent funds advanced to it by EQRx at the initiation of the collaboration in complete satisfaction of the Group’s financial obligations under the collaboration agreement. In connection with the termination of the arrangement, the Group obtained full and exclusive rights to all intellectual property for the three initial targets that was created during the collaboration. Accordingly, the Group transferred $8,750,000 to EQRx on October 12, 2023.

On October 1, 2023 the Group entered into a 10-year lease arrangement in relation to office space in Miami, Florida, United States, and the lease term commenced on October 16, 2023. Total minimum lease commitments of £706,000 are payable under this arrangement.

Exhibit 99.2
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our unaudited condensed consolidated interim financial statements and the related notes to those statements included as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K, or the Current Report, submitted to the Securities and Exchange Commission, or the SEC, on November 9, 2023 and our consolidated financial statements and the related notes to those statements included in our Annual Report on Form 20-F filed with the SEC on March 23, 2023, or the Annual Report. The following discussion is based on our financial information prepared in accordance with the International Financial Reporting Standards, or IFRS, as issued by the IASB, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including U.S. GAAP. Some of the information contained in this discussion and analysis or set forth elsewhere in this Current Report, including information with respect to our plans and strategy for our business, includes forward-looking statements that invoice risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. You should review the sections in our Annual Report titled “Special Note Regarding Forward-Looking Statements” and “Risk Factors” for a discussion of the important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

We maintain our books and records in pounds sterling. For the convenience of the reader, we have translated pound sterling amounts as of and for the period ended September 30, 2023 into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York on September 29, 2023, which was £1.00 to $1.2214. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as of that or any other date.

Unless otherwise indicated or the context otherwise requires, all references to “Exscientia”, the “Company”, “we”, “our”, “us”, or similar terms refer to Exscientia Plc and its wholly owned subsidiaries.

Overview

We are an artificial intelligence-driven precision medicine company committed to efficiently discovering, designing and developing the best possible drugs based on complex patient data. Our goal is to change the pharmaceutical industry’s underlying pharmacoeconomic model, what we call “Shifting the Curve,” by improving the probability of success, time and cost involved with creating new medicines. Our pipeline demonstrates our ability to rapidly translate scientific concepts and patient-centric data into precision-designed therapeutic candidates. We have built an end-to-end solution of artificial intelligence, or AI, and experimental technologies for target identification, drug candidate design, disease relevant translational models and patient selection. These integrated technologies allow us to discover, design and develop precision medicines. Our platform has enabled us to design candidate drug molecules that have progressed into clinical trials as well as to prospectively provide patients with potentially more applicable drug therapies through AI guided assessment. Our patient-first AI process is comprised of the following four elements:

•Precision Target: using patient tissue and deep learning approaches to identify new targets;
•Precision Design: an extensive platform of AI technologies to design innovative drugs;
•Precision Experiment: tech-enabled precision experimentation to derive better data; and
•Precision Medicine: advanced patient selection to improve clinical success rates.

Our AI-design capabilities include a wide range of deep learning and machine learning algorithms, generative methods, active learning and natural language processing. These methods are used to guide target selection, to design the precise molecular architecture of potential drug molecules and to analyse patient tissues to prioritise the molecules that are likely to provide the best response for an individual’s specific tumour.

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Our Strategy

Our focus on encoding and automating critical functions in drug discovery has meant we can readily scale our business. Our target identification and drug design technologies can be applied to small molecule discovery across any therapeutic indication, while our precision medicine platform focuses on oncology and can be applied to both small molecules and biologics. We seek to continuously grow our platform by creating scalable technologies to solve new drug discovery problems in a better, more efficient way. Our goal is for every project, whether internal or partnered, to not only deliver potential high-impact medicines, but also expand our capabilities for future projects.

Internal pipeline:

–Our internal pipeline includes wholly owned programmes and co-owned programmes. Our wholly owned programmes primarily focus on oncology, immuno-oncology and antivirals. We perform all activities (experimental and computational) from target identification through to clinical trials, if applicable. We also have co-owned projects with biopharmaceutical companies, the terms of which include cost sharing in the development and commercialisation of drug candidates, with a corresponding share in revenue or profits generated from approved product candidates.

–These programmes include our co-owned CDK7 inhibitor, GTAEXS617, as well as wholly owned LSD1 and MALT1 inhibitors, EXS74539 and EXS73565, respectively. As our internal portfolio advances, we continue to assess the optimum development pathway to success, which may include co-developing, partnering or out-licensing, that best fit for our long-term strategy and capabilities.

Partnered programmes:

–We provide end-to-end discovery capabilities across a variety of therapeutic areas in exchange for upfront payments, milestones, opt-in payments and royalties on net sales if a product developed from the partnership is commercialised. We expect to continue to be reliant on our partners to progress drug candidates through clinical trials and regulatory approval in order for us to realise certain development milestones and royalties on commercial sales. We have several collaboration agreements with global pharmaceutical companies, including Bristol Myers Squibb (BMS), Sanofi and Merck KGaA, Darmstadt, Germany. Revenue associated with these agreements is recognised in accordance with IFRS 15 Revenue from Contracts with Customers, with the associated expenses recognised in cost of sales. All of our partnership agreements allow for assets to become wholly owned by Exscientia if a partner decides not to continue development after our operational commitment is satisfied, with no payment required by Exscientia.

Recent Developments

On July 10, 2023, we announced that the first patient was enrolled in the Phase 1/2 ELUCIDATE clinical trial of GTAEXS617 (‘617), a precision designed potent and selective CDK7 inhibitor. The trial is enrolling patients across six advanced solid tumour types: head and neck cancer, colorectal cancer, pancreatic cancer, non-small cell lung cancer, or NSCLC, HR+/HER2- breast carcinoma and ovarian cancer.

On July 18, 2023, we announced the initiation of EXCYTE-1, the first multi-centre trial evaluating the potential of our functional precision medicine in solid tumours, with a focus on ovarian cancer. EXCYTE-1 is a prospective observational study in ovarian cancer to investigate the relationship between ex vivo drug response in primary tumour-derived samples using our precision medicine platform and actual patient clinical responses.

On July 27, 2023 the Group and Sanofi S.A. entered into an amendment to the collaboration agreement executed between the parties on January 4, 2022, pursuant to which certain terms, including with respect to certain target substitution and milestone payments, relating to targets under the collaboration were amended. There was no change to the overall contract transaction price as a result of the amendment, and no significant adjustment to revenue recognised on partially satisfied performance obligations as at the amendment date.

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On August 8, 2023, we and Blue Oak Pharmaceuticals Inc. ended a collaboration arrangement that was entered into on September 25, 2020. The purpose of this arrangement was to collaborate on a project to design dual targeted (bispecific) small molecules for the treatment of neurodegenerative diseases. No settlement amounts were paid as a result of the termination and no impairments of assets were recorded. Both parties retain the right to operate within the target area.

On September 19, 2023, our wholly owned subsidiary, Exscientia AI Ltd, and the Healthcare Business of Merck KGaA, Darmstadt, Germany entered into a collaboration agreement focused on the discovery of novel small molecule drug candidates across oncology, neuroinflammation and immunology using Exscientia’s AI-driven precision drug design and discovery capabilities. Three potential first-in-class or best-in-class targets have been identified as the initial focus of the partnership.

On September 27, 2023, we received confirmation of the achievement of a research milestone in our collaboration with Sanofi for its first immunology and inflammation target, in relation to which we will receive a cash payment of $4,000,000.

On October 3, 2023, we announced an update to our pipeline prioritisation strategy that is designed to further strengthen our focus, investment and infrastructure on the programmes that we believe have the greatest potential for differentiation and value creation. This included prioritising the advancement of our CDK7 inhibitor (‘617) and LSD1 inhibitor (‘539) and discontinuing internal development on EXS21546 (‘546), including closing down the Phase 1/2 IGNITE clinical trial of ‘546 for the treatment of relapsed/refractory renal cell carcinoma and NSCLC.

On October 9, 2023, we ended our collaboration with EQRx, following the announcement of the acquisition of EQRx by Revolution Medicines Inc., at which point it was agreed that we would return the agreed unspent funds advanced to it by EQRx at the initiation of the collaboration in complete satisfaction of our financial obligations under the collaboration agreement. As part of the arrangement, we obtained full and exclusive rights to all intellectual property on the three initial targets that was created during the collaboration. Accordingly, $8,750,000 was transferred to EQRx on October 12, 2023.

Components of Results of Operations

Revenue

We generate revenue broadly from two streams that relate to our principal activities:

•Licensing fees: We receive licensing fees from partnered programmes where we develop intellectual property on behalf of a collaboration partner. These agreements either assign all of the designated intellectual property to the partner from inception or grant an exclusive option to the partner to acquire rights to the future development and commercialisation of the intellectual property. As part of these agreements, we may receive future milestone and royalty payments upon achievement of clinical, regulatory and commercial milestones; and

•Service fees: We generate service fees from drug discovery collaboration agreements where we are utilising our proprietary technology to develop novel intellectual property on behalf of the collaboration partner, but do not have any rights to future milestones and royalties as a direct result of the agreement. Until March 2023, we also generated service revenues through our Exscientia GmbH entity related to collaboration agreements that existed with Exscientia GmbH at the time of our acquisition.

We receive four types of payments within the two revenue streams:

•Upfront payments, which are generally payable upon execution of the collaboration agreement or on initiation of a project;
•Research funding (including term extension payments), which is generally payable throughout the collaboration at defined intervals that are set out in the agreement (e.g., quarterly or at the beginning of a
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specific phase of work) and is intended to fund research (internal and external) to develop the drug compound that is the subject of the collaboration;
•Milestone payments, which are linked to the achievement of events that are defined in the agreement, such as clinical and regulatory milestones; and
•Opt-in payments, which are similar in principle to milestone payments, but are payable when the partner exercises its option to take ownership of the designated intellectual property. These payments only exist where we initially retained ownership of the designated intellectual property.

In addition to the payments described above, we may also receive milestone payments upon the first commercial sale of a product, if and when approved, the amount of which is based on the territory the sale occurs in, and royalties based on worldwide net sales. These amounts have not been included within the transaction price for any contract as of September 30, 2023 and 2022. We have only recognised revenue in respect of non-cancellable, non- refundable payments and achieved milestones due under executed collaboration contracts. Any payments which relate to future milestones or options under the control of our collaboration partners have not been recognised.

Costs of Sales

Costs of sales relate to costs from third-party contract research organisations, or CROs, as well as internal labour and absorbed overhead incurred in relation to collaboration arrangements and drug discovery agreements for third parties which have been designated as contracts with customers in accordance with IFRS 15. External CRO costs are the main driver for our costs of sales, representing 65% and 66% compared to 74% and 77% of total costs of sales during the three and nine months ended September 30, 2023 and 2022, respectively. The reduction is primarily a result of increased activity in relation to the Company’s collaboration with Sanofi, where a higher proportion of internal costs are incurred, in addition to the transition of projects to strategic CRO partners in lower cost jurisdictions.

We expect our cost of sales to increase in the future as we commence additional collaboration projects.

Gross Profit/(Loss)

Gross profit/(loss) represents revenue less cost of sales. Gross margin is gross profit/(loss) expressed as a percentage of revenue. Our gross margin may fluctuate from period to period as a result of our drug discovery collaboration activities. For example, the revenue associated with collaboration up-front payments is recognised over time and is adjusted due to changes in the estimated costs to be incurred in satisfying the related performance obligation, while certain opt-in and milestone payments are recognised when assessed to be highly probable, which is generally upon achievement.

For obligations in which revenue is recognised at a point in time, that point in time is the date at which the satisfaction of the performance obligation is mutually agreed with our customer. For obligations discharged over time the Group recognises revenue equal to recoverable costs incurred for new collaborations from their inception until such time as the collaboration is sufficiently progressed such that the Group can reliably estimate the level of profit that will be achieved from delivery of the related performance obligations. Revenue from potential milestones or royalties are typically not recognised at the initiation of a contract. Upfront payments that include performance obligations are recognised as those obligations are satisfied. As a result of this, until total costs and time to completion can be reliably estimated, a gross profit/(loss) may be recognised on individual customer contracts despite the expectation that the relevant contract will be profitable overall.

Therefore, we believe that gross profit/(loss) is not currently a helpful predictor of the future performance of our business.

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Research and Development Expenses

Research and development expenses consist of internal and co-owned drug discovery programme costs and costs incurred for the ongoing development of our technology platform. All research and development costs are expensed as incurred due to scientific and technological uncertainty. These costs primarily consist of:

•internal personnel-related expenses, including salaries, benefits, bonuses and stock-based compensation for employees engaged in research and development functions;
•external expenses incurred under agreements with CROs and other consultants involved in our research and development;
•facilities, depreciation and amortisation, insurance and other direct and allocated expenses incurred as a result of research and development activities; and
•costs associated with operating our digital infrastructure, including allocated software, computing capacity costs, and laboratory-related costs, including laboratory equipment depreciation.

All direct external research and development expenditures are tracked on a programme-by-programme basis and consist primarily of fees paid to CROs relating to wholly and jointly operated discovery programmes in the later stages of drug discovery, including lead optimisation, preclinical and clinical studies, and are assigned to the individual programmes. We utilise internal employee time and cost data to allocate internal research and development expenses, such as employee costs, laboratory supplies, facilities, depreciation, or other indirect costs, to specific programmes because these costs are deployed across multiple programmes.

We expect our research and development expenses to increase substantially for the foreseeable future as we continue to expand and advance our wholly and jointly operated drug pipeline, invest in our technology platform and hire additional personnel directly involved in such efforts. Drug development generally becomes more costly as programmes advance into later stages, as these trials typically require a higher number of patients enrolled and sites operated. We cannot determine with certainty the timing of initiation, the duration, or the completion costs of current or future clinical trials of our drug candidates due to the inherently unpredictable nature of drug development. At this time, we cannot reasonably estimate or know the nature or timing of the efforts that will be necessary to complete the development and commercialisation of any drug candidates that we develop from our programmes. As a result, our research and development expenses may vary substantially from period to period based on the timing of our research and development activities. All of our programmes are at an early stage of development, and we may experience numerous unforeseen events during, or as a result of, the clinical trial process that could delay or prevent commercialisation of our drug candidates and result in a significant change in the costs and timing associated with the development of programmes.

General and Administrative Expenses

General and administrative expenses consist of personnel-related expenses associated with our executive, legal, finance, human resources, information technology and other administrative functions, including salaries, benefits, bonuses and stock-based compensation. General and administrative expenses also include professional fees (including fees relating to external legal, accounting and consulting services), allocated overhead costs, including depreciation charges associated with our information technology, facilities and other administrative functions.

Share-based Compensation

Share-based compensation expenses are recorded within either research and development expenses or administrative expenses depending on the activities of the employees to which they relate.

Our share-based compensation relates to share awards granted to employees, non-employees and directors in connection with Exscientia’s share-based compensation plans. Share-based payment awards primarily consist of service based awards, some of which also have market-based performance conditions. We measure the fair value of service based awards at the grant date using the Black-Scholes option pricing model, whilst the fair value of those awards also containing market-based performance conditions is determined at the grant date using a Monte Carlo
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simulation model. These models incorporate various assumptions including the expected volatility of our ordinary shares, the expected term of the awards and a risk-free interest rate. We amortise the fair value over the vesting term on a straight-line basis. At each statement of financial position date, the Group revises its estimate of the number of awards that are expected to become exercisable based on forfeiture rates, and with the exception of changes in the estimated probability of achieving market-based performance conditions, adjustments are made such that at the end of the vesting period the cumulative charge is based on the number of awards that eventually vest. If any of the assumptions used in the models change significantly for future grant valuations, share-based compensation expense may differ materially in the future from that recorded in the current period.

Other Income

Other income consists of income from grants, tax credits receivable from the United Kingdom’s Research and Development Expenditure Credit Scheme, or RDEC, and Austrian R&D tax credits.

As of September 30, 2023, we operated three grants, a grant provided by the Bill & Melinda Gates Foundation, or BMGF, a grant provided by The Austrian Research Promotion Agency, or FFG and a grant provided by the Austrian Wirtshaftsservice. The first grant provides reimbursement for certain personnel, consumables and overhead costs incurred in the performance of research and development activities, while the FFG grant relates to the early stage testing of a drug’s action in solid tumour patient samples with high content microscopy and deep-learning. These grants compensate us for research and development activities and are recognised as other income in the periods in which the expenses are incurred, unless the conditions for receiving the grant are met after the related expenses have been incurred. In each case, the grant is recognised when it becomes receivable.

The grant provided by the Austrian Wirtshaftsservice relates to funding support in respect of the acquisition of certain property, plant and equipment over the period from August 2020 through February 2022 and is recognised as income as the related assets are depreciated.

As at September 30, 2023 all amounts relating to the above grants had been received (December 31, 2022: £561,000 outstanding).

The other component of other income relates to certain R&D tax credits received by us as follows:

•RDEC relates to UK tax credits receivable in relation to eligible research and development expenditures that are not eligible to be included in the Small and Medium-sized Enterprises research and development tax relief programme, or SME Programme, as discussed below under the section entitled Income Tax Benefit, such as when we receive income from a collaboration partner or grant funding for certain projects. These costs are claimed under the RDEC scheme, which up until April 1, 2023 offered a tax credit of up to 13% for qualifying expenditures (subsequently 20%), with certain subcontracted expenditures receiving an 8.5% tax credit (subsequent to April 1, 2023 13%). Under the RDEC regime, qualifying subcontracted costs are limited to those undertaken with certain institutions such as charities, higher education institutes, or scientific research organisations.

Under the RDEC regime, the tax credit is accounted for in our profit before tax under other income, with an associated tax charge recognised at the prevailing rate of corporation tax in the United Kingdom before total loss for the year. Amendments to the UK research and development tax credit regime have been proposed that may (unless limited exceptions apply) introduce restrictions on the tax relief that can be claimed for expenditure incurred on sub-contracted activities or externally provided workers, where such sub-contracted activities are not carried out in the UK or such workers are not subject to UK payroll taxes. These amendments are expected to take effect from April 1, 2024. In addition, the UK government is currently considering a proposal to merge the SME Programme and the RDEC regime into a single scheme with effect from April 2024; if such proposal is implemented in the manner provided in recently-published draft legislation, and we do not qualify as an “R&D-intensive SME”, we will either cease to be able to claim cash rebates in respect of our research and development activities or only be able to receive such cash rebates at a significantly lower rate than at present. These and other potential future changes to the UK research and development tax relief programs may mean we no longer qualify or have a material impact on
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the extent to which we can make claims or benefit from them.
•We also receive an Austrian Research Premium in relation to eligible research and experimental development expenditures. The research premium is accounted for within other income at a rate of 14%.

Foreign Exchange Gains/(Losses)

Foreign exchange gains/(losses) arises primarily on the translation of our non-pounds sterling denominated cash and cash equivalents, in addition to outstanding monetary non-pounds sterling financial assets and liabilities, including trade receivables.

Gains/(Losses) on Forward Contracts

The Group enters into contracts whereby fixed amounts of currencies are exchanged at a pre-determined rate at a future date. These currency forward contracts are initially recognised at fair value on the date at which the derivative contract is executed, and are subsequently re-measured at fair value each period-end. Any gains and losses arising from changes in the fair value of derivatives are recognised within profit or loss.

Finance Income

Finance income arises primarily from interest income on cash, cash equivalents and short-term bank deposits.

Finance Expenses

Finance expenses consist of interest expenses related to lease liabilities as recognised under the accounting standard IFRS 16 ‘Leases’, interest in relation to unwinding the discounting of restoration provisions recognised in relation to the Group’s leased premises and loan and bank interest payable.

Share of Loss of Joint Venture

Share of loss of joint ventures consists of our share of costs incurred by RE Ventures I, LLC, the joint venture entity we own equally with RallyBio.

Income Tax Benefit

Our income tax benefit is comprised of research and development tax credits recoverable in the United Kingdom offset by income tax payable in the United States, Austria and Japan. We are subject to corporation taxation in the United Kingdom. Exscientia AI Limited’s wholly owned U.S. subsidiaries, Exscientia, Inc., Exscientia Ventures I, Inc. and Exscientia Ventures II, Inc. are subject to corporation taxation in the United States. Exscientia AI Limited’s wholly owned subsidiary Exscientia KK is subject to corporation taxation in Japan. Exscientia AI Limited’s wholly owned subsidiary Exscientia GmbH is subject to corporation tax in Austria. Due to the nature of our business, we have generated losses since inception. Exscientia, Inc., Exscientia GmbH and Exscientia KK all generate taxable profits due to intercompany transfer pricing arrangements.
As a group that carries out extensive research and development activities, we benefit from the United Kingdom’s small-and-medium enterprises research and development tax credit regime, or SME Programme, and are able to surrender some of our losses for a cash rebate of up to 33.35% of expenditures related to eligible research and development projects up to April 1, 2023. Qualifying expenditures largely consist of employment costs for relevant staff, external workers provided by CROs, and software and consumables used in research and development projects. Certain subcontracted qualifying research and development expenditures are eligible for a cash rebate of up to 21.68% up to April 1, 2023. A large portion of costs relating to our research and development is eligible for inclusion within the tax credit cash rebate claims. The SME Programme credit is recognised in full in the income tax benefit.

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The SME Programme cash rebate rate has reduced to 18.6% for qualifying research and development expenditure incurred on or after April 1, 2023.

Segmented and Enterprise Wide Information

We manage our operations as a single operating segment for the purposes of assessing performance and making operating decisions. Our focus is on the discovery and development of small molecule drug candidates.

Results of Operations

Comparison of the Three and Nine Months ended September 30, 2023 and 2022

The following table summarises our Consolidated Statement of Comprehensive Loss for each period presented (in thousands):

	Three months ended September 30,			Nine months ended September 30,
	2023		2022	2023	2022
Revenue	$10,848	£8,882	£6,298	£17,649	£20,410
Costs of sales	(8,235)	(6,742)	(9,188)	(21,468)	(23,761)
Gross profit/(loss)	2,613	2,140	(2,890)	(3,819)	(3,351)
Research and development expenses	(39,827)	(32,608)	(36,776)	(99,013)	(93,235)
General and administrative expenses	(13,608)	(11,141)	(10,310)	(33,689)	(30,189)
Foreign exchange gains	3,996	3,272	7,421	1,628	39,892
Loss on forward contracts	—	—	—	—	(11,287)
Other income	1,363	1,116	1,240	5,554	4,190
Operating loss	(45,463)	(37,221)	(41,315)	(129,339)	(93,980)
Finance income	5,418	4,436	2,148	12,213	2,660
Finance expenses	(321)	(263)	(89)	(799)	(216)
Share of loss of joint venture	(653)	(535)	(114)	(1,149)	(679)
Loss before taxation	(41,019)	(33,583)	(39,370)	(119,074)	(92,215)
Income tax benefit	2,893	2,369	3,894	14,246	12,571
Loss for the period	$(38,126)	£(31,214)	£(35,476)	£(104,828)	£(79,644)
Revenue

The following table presents our revenue for the periods indicated (in thousands):

	Three months ended September 30,			Nine months ended September 30,
	2023		2022	2023	2022
Service fees	$—	£—	£334	£104	£670
Licensing fees - recognised over time	10,848	8,882	5,964	17,545	19,740
Total Revenue	$10,848	£8,882	£6,298	£17,649	£20,410
All licensing revenues during the three and nine months ended September 30, 2023 and 2022 relate to obligations discharged over time, and input methods are utilised in order to estimate the extent to which the performance obligations have been satisfied at the end of the reporting period based upon costs incurred, which can be internal or third party in nature.
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The current quarter increase in revenue relative to the prior year is primarily a result of amounts totalling £6,859,000 which have been recognised as revenue during the three months ended September 30, 2023 relating to non-refundable upfront payments on projects relating to our ongoing collaboration with BMS. These amounts have been recognised as revenue during the quarter as it has been mutually determined not to proceed with further development of these projects and prioritise others within the collaboration.
On January 4, 2022, we entered into a strategic research collaboration with Sanofi to develop an AI-driven pipeline of precision engineered medicines. Research is focused on up to 15 novel small molecule candidates across oncology and immunology, in relation to which we received an up-front cash payment of £74,242,000 ($100,000,000) with the potential of $5,200,000,000 in total milestones plus tiered royalties over the duration of the collaboration.
On March 11, 2022, BMS extended its first collaboration arrangement with the Group by six months in order to generate additional data including the use of translational capabilities for key targets under the collaboration using our precision medicine platform, in relation to which we received a cash payment of $5,000,000 (£3,821,000). The term extension payment was treated as an addition to the transaction price relating to the collaboration’s partially unsatisfied performance obligations relating to the design and development of candidates for collaboration targets, with a cumulative recognition of revenue at that date based upon the progress towards satisfaction of the related performance obligations in accordance with paragraph 21b of IFRS 15. The remaining element of the transaction price was recognised as revenue over the remainder of 2022 as the performance obligations were satisfied.

On July 27, 2023 the Group and Sanofi S.A. entered into an amendment to the collaboration agreement executed between the parties on January 4, 2022, pursuant to which certain terms, including with respect to certain target substitution and milestone payments, relating to targets under the collaboration were amended. There was no change to the overall contract transaction price as a result of the amendment, and no significant adjustment to revenue recognised on partially satisfied performance obligations as at the amendment date.

On September 19, 2023, we and Merck KGaA, Darmstadt, Germany, entered into a collaboration agreement focused on the discovery of novel small molecule drug candidates across oncology, neuroinflammation and immunology using our AI-driven precision drug design and discovery capabilities. Three potential first-in-class or best-in-class targets have been identified as the initial focus of the partnership, in relation to which we will receive an up-front cash payment of $20,100,000, with the potential of up to $674,000,000 in discovery, development, regulatory and sales-based milestones in addition to royalty payments on net sales.

On September 27, 2023 the Group received confirmation of the achievement of a research milestone in the Group’s collaboration with Sanofi for its first inflammation and immunology target, in relation to which it will receive a cash payment of $4,000,000. Until achievement, this milestone was treated as constrained variable consideration relating to the drug design work undertaken in relation to the associated project, and as such it has been added to the transaction price for the related partially satisfied performance obligation from the current quarter, with revenue recognised as the performance obligation is satisfied.

We have assessed our significant collaboration arrangements with commercial partners and determined that no provision for future operating losses is required as at September 30, 2023 taking into account expected future cash inflows and remaining contract liabilities amounts for each collaboration relative to the remaining unavoidable costs of meeting the contracts’ obligations in each instance.

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Costs of Sales

The following table presents our costs of sales for the periods indicated (in thousands):

	Three months ended September 30,			Nine months ended September 30,
	2023		2022	2023	2022
External CRO costs	$5,361	£4,389	£6,793	£14,201	£18,237
Internal labour and overheads	2,874	2,353	2,395	7,267	5,524
Total costs of sales	$8,235	£6,742	£9,188	£21,468	£23,761

Cost of sales for the three and nine months ended September 30, 2023 were £6.7 million and £21.5 million respectively, as compared to £9.2 million and £23.8 million for the same periods ended September 30, 2022. The decrease in cost of sales relative to the prior year is primarily the result of pipeline prioritisation and cost efficiency measures.

Research and Development Expenses

The following table presents our research and development expenses for the periods indicated (in thousands):

	Three months ended September 30,			Nine months ended September 30,
	2023		2022	2023	2022
EXS-21546	$2,269	£1,858	£942	£2,800	£3,122
GTAEXS617	784	642	—	2,025	—
Other research projects	7,002	5,733	12,290	22,924	31,623
Total external research and development expense	10,055	8,233	13,232	27,749	34,745
Headcount related expenses	19,705	16,133	19,297	51,545	45,917
Laboratory consumables and equipment	1,656	1,356	1,973	4,209	6,919
Software and data	2,995	2,452	2,329	7,151	5,398
Amortisation of Acquired IP	1,403	1,149	1,170	3,452	3,437
Depreciation and Amortisation	3,003	2,459	511	5,905	1,341
R&D Consultants	769	630	393	1,859	789
Other	1,120	917	96	2,264	512
Reimbursements from collaboration partners	(879)	(721)	(2,225)	(5,121)	(5,823)
Total internal research and development expenses	29,772	24,375	23,544	71,264	58,490
Total research and development expenses	$39,827	£32,608	£36,776	£99,013	£93,235

Reimbursements from collaboration partners represents amounts recharged to partners in relation to our joint arrangement agreements.

Research and development expenses for the three and nine months ended September 30, 2023 were £32.6 million and £99.0 million respectively, as compared to £36.8 million and £93.2 million for the same periods ended September 30, 2022. The current quarter over quarter decrease in research and development expenses was due to pipeline prioritisation activities and cost savings from operational efficiencies, including achieving faster cycle times and lower outsourcing costs.

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General and Administrative Expenses

General and administrative expenses for the three and nine months ended September 30, 2023 were £11.1 million and £33.7 million respectively, as compared to £10.3 million and £30.2 million for the same periods ended September 30, 2022. The increase in general and administrative expenses over the nine months to September 30, 2023 was primarily associated with the growth of the business being offset by automation and cost efficiency measures.

Foreign Exchange Gains

Foreign exchange gains for the three and nine months ended September 30, 2023 were £3.3 million and £1.6 million respectively, as compared to gains of £7.4 million and £39.9 million for the same periods ended September 30, 2022. The current quarter foreign exchange gain has arisen primarily as a result of the impact of the US Dollar strengthening relative to Pounds Sterling on our US Dollar denominated cash, short term bank deposits and trade receivables.

Loss on Forward Contracts

During the nine months ended September 30, 2022, we entered into a series of forward contracts of under three months duration whereby a commitment was made to exchange U.S. dollars for a fixed number of pounds sterling in order to hedge its exposure to foreign exchange risk. The U.S. dollar strengthened during the period relative to the rates agreed as part of the forward contract arrangements, resulting to a loss in the period of £11.3 million in relation to these transactions. We do not utilise derivative financial instruments for speculative purposes.

Other Income

Other income for the three and nine months ended September 30, 2023 was £1.1 million and £5.6 million respectively, as compared to £1.2 million and £4.2 million for three and nine months ended September 30, 2022. The increase in other income for the nine month period was primarily due to the UK RDEC tax credit which has increased as a result of increases in the underlying research and development expenditure upon which the claim is made.

Net Finance Income

Net finance income for the three and nine months ended September 30, 2023 were a net income of £4.2 and £11.4 million as compared to net finance income of £2.1 million and £2.4 million during the three and nine months ended September 30, 2022. The increase is primarily due to increased interest on bank deposits as a result of increasing interest rates throughout the last year.

Share of Loss of Joint Venture

Our share of loss on joint ventures for the three and nine months ended September 30, 2023 was £0.5 million and £1.1 million respectively, as compared to £0.1 million and £0.7 million for the three and nine months ended September 30, 2022.

Income Tax Benefit

Income tax benefit for the three and nine months ended September 30, 2023 was £2.4 million and £14.2 million respectively, as compared to £3.9 million and £12.6 million for the same periods ended September 30, 2022. Our income tax benefit balance largely consists of research and development tax credits with the decrease in benefit in the third quarter of 2023 due to a reduction in the weighted average rate at which our UK SME tax credits can be claimed as referred to above.

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Liquidity and Capital Resources

Sources of Liquidity

Since its inception, we have not generated any revenue from the commercialisation of drug candidates and have instead financed our operations through sales of ordinary and preferred shares in addition to research funding and milestone payments resulting from our partnered programmes. We had cash, cash equivalents and short term bank deposits of £366.6 million and £505.8 million as of September 30, 2023 and December 31, 2022, respectively.

Our primary uses of capital are, and are expected to continue to be, research and development expenses, compensation and related personnel expenses, and other operating expenses, including facilities. Cash used to fund operating expenses is impacted by the timing of when we pay expenses, as reflected in the change in our outstanding accounts payable and accrued expenses. We expect to incur substantial expenses in connection with the advancement of our drug candidates through the phases of clinical development.

The following table summarises the primary sources and uses of cash for each period presented (in thousands):

	Nine months ended September 30,
	2023		2022
Net cash used in operating activities	$(145,139)	£(118,830)	£(13,475)
Net cash flows used in investing activities	(211,433)	(173,107)	(116,843)
Net cash flows used in financing activities	(3,080)	(2,522)	(3,434)
Net decrease in cash and cash equivalents	$(359,652)	£(294,459)	£(133,752)
Increase in short term bank deposits	$190,656	£156,096	£100,646
Exchange (loss)/gain on cash, cash equivalents	$(1,020)	£(835)	£32,018
Net decrease in cash, cash equivalents and short term bank deposits including foreign exchange (losses)/gains	$(170,016)	£(139,198)	£(1,088)

Operating Activities

Net cash used in operating activities increased to £118.8 million for the nine months ended September 30, 2023 compared to £13.5 million for the nine months ended September 30, 2022, primarily as a result of increased research and development expenditure and prior year collaboration inflows.

We expect that our cash inflows will continue to be highly variable from period to period, primarily due to the structure of our collaboration agreements. These agreements generally include payments to us at inception of the contract and also upon the achievement of milestones, the timing and achievement of which are highly uncertain and difficult to predict.

Investing Activities

Net cash used in investing activities for the nine months ended September 30, 2023 was £173.1 million, as compared to £116.8 million for the nine months ended September 30, 2022. The majority of the current period outflow relates to the investment of £150.0 million, £70.0 million and $40.0 million into short term deposits offset by the redemption of a 12 month deposit of £100.0 million plus receipt of accrued interest of £2.4 million on June 21, 2023. There has been continued investment throughout the period on the purchase of property, plant and equipment, primarily for our automation laboratory in Milton Park, Oxford.

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Financing Activities

Net cash used in financing activities for the nine months ended September 30, 2023 was £2.5 million as compared to net cash used of £3.4 million for the nine months ended September 30, 2022. The majority of the current period financing cash outflow relates to payments of obligations under lease liabilities.

Funding Requirements

Since our inception, we have incurred significant losses due to our research and development expenses. We expect to continue to incur significant losses in the foreseeable future and expect our expenses to increase in connection with our ongoing operations, particularly as we advance our product candidates into clinical development and commercialisation.
We believe that our existing cash, cash equivalents and short term bank deposits will be sufficient to fund our operations and capital expenditure requirements for the foreseeable future.

We may need to obtain additional financing to fund our future operations, including completing the development and commercialisation of our drug candidates. We are subject to risks related to the development and commercialisation of pharmaceutical products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. Our forecast of sufficient financial runway to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors. Our future capital requirements will depend on many factors, including, but not limited to:

•progress, timing, scope and costs of our clinical trials, including the ability to timely initiate clinical sites, enrol subjects and manufacture drug candidates for our ongoing, planned and potential future clinical trials;
•time and costs required to perform research and development to identify and characterise new drug candidates from our research programmes;
•time and costs necessary to obtain regulatory authorisations and approvals that are required to execute clinical trials or commercialise our products;
•our ability to successfully commercialise our drug candidates, if approved;
•our ability to have clinical and commercial products successfully manufactured consistent with the regulations of the U.S. Food and Drug Administration, the European Medicines Agency and other applicable regulatory authorities;
•amount of sales and other revenues from drug candidates that we may commercialise, if any, including the selling prices for such potential products and the availability of adequate third-party coverage and reimbursement for patients;
•sales and marketing costs associated with commercialising our products, if approved, including the cost and timing of building our marketing and sales capabilities;
•terms and timing of any revenue from our existing and future collaborations;
•costs of operating as a public company;
•time and cost necessary to respond to technological, regulatory, political and market developments;
•costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;
•costs associated with, and terms and timing of, any potential acquisitions, strategic collaborations, licensing agreements or other arrangements that we may establish; and
•inability of clinical sites to enrol patients as healthcare capacities are required to cope with natural disasters (that could be a result of climate change) or health system emergencies such as the COVID-19 pandemic.

The outcome of any of these or other variables with respect to the development of any of our current and future drug candidates could significantly change the costs and timing associated with the development and commercialisation of that drug candidate. Furthermore, our operating plans may change in the future, and we may need additional funds to meet operational needs and capital requirements associated with such operating plans.

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Known Trends, Events and Uncertainties

Recent trends towards rising inflation may result in increased operating costs (including labour costs) and may affect our operating budgets. In addition, the U.S. Federal Reserve and the Bank of England have raised interest rates in response to concerns about inflation. Increases in interest rates, especially if coupled with reduced government spending and volatility in financial markets and the global banking system, may further increase economic uncertainty and the risks to our business. Additionally, the general consensus among economists suggests that we should expect a higher recession risk to continue over the next year, which, together with the foregoing, could result in further economic uncertainty and volatility in the capital markets in the near term, and could negatively affect our operations.

Furthermore, such economic conditions have produced downward pressure on share prices. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, we may experience increases in the near future (especially if inflation rates continue to rise) on our operating costs, including our labour costs and research and development costs, due to supply chain constraints, consequences associated with the global geopolitical tension as a result of the ongoing conflict between Russia and Ukraine or the recent conflict between Israel and Hamas, and employee availability and wage increases, which may result in additional stress on our working capital resources. If the disruptions, instability and slowdown deepen or persist, we may not be able to access our cash as needed or to raise additional capital on favourable terms, or at all, which could in the future negatively affect our financial condition and our ability to pursue our business strategy.

Critical Accounting Policies and Significant Judgements and Estimates

Our unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2023 and 2022 are prepared in compliance with IAS 34, as issued by the IASB. The preparation of the consolidated financial statements in accordance with IFRS requires the use of estimates and assumptions that affect the value of assets and liabilities — as well as contingent assets and liabilities — as reported on the statement of financial position date, and revenues and expenses arising during the fiscal year. We describe our significant accounting policies and judgements in Note 2e, “Significant accounting policies” and Note 3 “Critical Accounting estimates and judgements” in our unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2023.
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